August 4, 2006
Securities and Exchange Commission
Division of Investment Management
U.S. Securities and Exchange Commission
100 F Street, N.E.
Washington, DC 20549

Re:	Request for Withdrawal Highland Floating Rate Fund (the “Fund”) Registration on Form N-2 (File No. 333-136255)
To the Staff of the Commission:
The Fund hereby applies, pursuant to Rule 477(a) under the Securities Act of 1933, as amended (the “Securities Act”), to withdraw its registration statement on Form N-2 (File No. 333-136255) relating to the registration of shares of beneficial interest (together with all exhibits, the “Registration Statement”). The Registration Statement was originally filed with the Securities and Exchange Commission (the “Commission”) on August 2, 2006.
The Registration Statement was not declared effective by the Commission and none of the Registrant’s shares were sold pursuant to the Registration Statement. The Fund is withdrawing the Registration Statement because the Fund will file a registration statement on Form N-2 that incorporates the certification required by Rule 486(b)(4) of the Securities Act. Pursuant to the requirements of Rule 478 of the Act, this application for withdrawal of the Registration Statement has been signed by the President of the Fund on this 4th day of August, 2006.
Please contact Christine Pierangeli at 610-382-8733 with any questions you may have concerning this application.
Sincerely,
/s/ James D. Dondero
James D. Dondero
President